Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc. (1)	Colorado
Real Goods Trading Corporation (2)	California
Earth Friendly Energy Group Holdings, LLC (1)	Delaware
Alteris Renewables, Inc. (3)	Delaware
Earth Friendly Energy Group, LLC (4)	Delaware
Solar Works, LLC (4)	Delaware
Alteris RPS, LLC (4)	Delaware
Alteris ISI, LLC (4)	Delaware

(1)	Owned by Real Goods Solar, Inc.
(2)	Owned by Real Goods Energy Tech., Inc.
(3)	Owned by Earth Friendly Energy Group Holdings, LLC
(4)	Owned by Alteris Renewables, Inc.

This list may omit subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.